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                                                                   Exhibit 23.6

January 8, 1997


Mr. Esmond T. Goei
President
NHancement Technologies Inc.
1746 Cole Boulevard, Suite 265
Golden, Colorado 80401


Dear Mr. Goei:

I am writing to inform you of my consent to be nominated as a member of the Board of Directors of NHancement Technologies Inc. (the "Company") and to be named as a proposed director in the Company's Form SB-2 Registration Statement and any amendments thereto in connection with the Company's proposed initial public offering. It is my understanding that I will be elected as a director of the Company concurrent with the consummation of the Company's initial public offering.

Very truly yours,

/s/ RICHARD H. WILLIAMS

Richard H. Williams